SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE	FIRM/AFFILIATE OFFICES _______________
LOS ANGELES, CALIFORNIA 90071-3144
_______________

TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com

BOSTON

CHICAGO

HOUSTON

NEW YORK

PALO ALTO

SAN FRANCISCO

WASHINGTON, D.C.

WILMINGTON

_______________

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

VIENNA

June 17, 2008

VIA EDGAR

Kevin Woody

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nationwide Health Properties, Inc.

Form 10-K for the year ended December 31, 2007

Filed February 25, 2008

File No. 1-9028

Dear Mr. Woody:

On behalf of our client, Nationwide Health Properties, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 3, 2008 (the “Comment Letter”), with respect to the Form 10-K for fiscal year ended December 31, 2007 (the “10-K”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

Securities and Exchange Commission

June 17, 2008

Form 10-K for the year ended December 31, 2007

Properties, pages 5 to 9

1.	We note your disclosure which indicates that you present NOI on a per property basis because it effectively presents your portfolio on a “net” rent basis. Please tell us and disclose further information as to how management uses this information and why this information is considered meaningful to investors. Additionally, please tell us why net operating income of $285 million from total owned facilities on page 9 does not equal the $299 million net operating income amount which is used in your reconciliation to net income.

The Company uses NOI to make decisions about resource allocations and to assess the property level performance of its properties. Furthermore, the Company believes that NOI provides investors relevant and useful information because it measures the operating performance of the Company’s real estate at the property level on an unleveraged basis. The Company will include these statements regarding NOI in future filings in response to this comment.

The Properties section on page 9 of the 10-K lists the properties that were 100% owned by the Company as of December 31, 2007, and their respective NOI ($285 million). In the Company’s reconciliation from net income to net operating income in Footnote 24 of Notes to Consolidated Financial Statements (page 86 of the 10-K), NOI of $299 million includes $14 million relating to properties (the “JV Properties”) that the Company sold to the Company’s unconsolidated joint venture with a state pension fund investor during 2007. Since the JV Properties are no longer 100% owned by the Company as of December 31, 2007, the $14 million related to the JV Properties is not included in the Properties section of the 10-K. In future filings, the Company will add a disclosure to this footnote which will allow investors to reconcile to net income by including the amount of net income attributable to the JV Properties.

2.	In future filings, please include disclosure of a year to year comparison of the average rents for your properties. In addition, please provide lease expiration data and disclose prior periods’ occupancy rates when disclosing current occupancy rates.

The Company will include the requested disclosures in future filings in response to this comment.

Subsequent Events (Unaudited), page 87

3.	We note that you have entered into an agreement during February 2008 to acquire up to 18 medical office buildings for approximately $748 million. Additionally, we note that you filed an Item 1.01 Form 8-K on February 25, 2008 related to this acquisition agreement. Please tell us what consideration was made toward providing financial statements and pro forma financial information within a Form 8-K filing for these interests to be acquired.

Securities and Exchange Commission

June 17, 2008

Under Rules 3-14 and 11-01 of Regulation S-X, financial statements and pro forma financial information are required if, during the period for which income statements are required, the registrant has acquired one or more properties which in the aggregate are significant, or since the date of the latest balance sheet required has acquired or proposes to acquire one or more properties which in the aggregate are significant. The properties are deemed significant under Rule 1-02 of Regulation S-X if the Company’s proportionate share of the acquired assets is greater than 10% of the Company’s total assets.

The February 2008 acquisition agreement provides for the acquisition of up to 18 medical office buildings for an estimated aggregate purchase price of $748 million, including the assumption of $283 million of debt. In each case, the sellers have the option to receive any or all of the consideration in the form of partnership units of a newly formed limited partnership that will own the properties and in which the Company is the general partner (“DownREIT Units”). As a result, the Company’s proportionate share of the properties will be less than 100%. With respect to eleven properties, which are referred to as the “Existing Properties,” the sellers are obligated to take at least 40% of the consideration (after deducting assumed indebtedness) in the form of DownREIT Units.

Seven of the 18 properties are categorized as “Development Properties” and are either under construction, or have only recently completed construction but have not yet achieved tenant stabilization. As a result, the acquisition of these properties is subject to significant additional contingencies, including completion of construction, occupancy requirements, diligence requirements, title requirements and third party consents.

Of the 18 properties that are the subject of the agreement, only eight have been acquired to date, for an aggregate purchase price of $191 million, including $47 million of DownREIT Units and the assumption of $97 million of debt. Assuming the satisfaction of closing conditions, the Company expects to acquire up to six additional properties in 2008 for an aggregate purchase price of approximately $282 million (including $66 million of DownREIT Units and the assumption of $104 million of debt), two properties in 2009 for $145 million and two properties in 2010 for $130 million.

In determining whether to provide financial statements and pro forma financial information, the Company considered all of the properties that could be expected to close in 2008. The Company’s total investment in these properties is expected to be approximately $272 million which is less than 10% of the Company’s total assets at December 31, 2007 ($3,144.4 million). Accordingly, audited financial statements and pro forma financial information are not required to be presented. For properties to be acquired in 2009 and 2010, the significance level is less than the 2008 significance, and therefore, no audited financial statements or pro forma financial information would be required in those years.

Securities and Exchange Commission

June 17, 2008

Exhibit 31.1 and 31.2

4.	We note that you have made modifications to the exact form of the required certifications including the replacement of the word “report” with “annual report” in paragraphs 2, 3, and 4. Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

The Company will use the exact form set forth in Item 601(b)(31) of Regulation S-K for certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) in future filings in response to this comment.

Schedule 14A Filed March 14, 2008

Compensation Discussion and Analysis

5.	We note the reference to your use of a peer group in determining compensation for your officers. In future filings, please revise to discuss how you utilized the peer group. Disclose any benchmarks used from the peer group.

The Company will include the requested peer group discussion and disclose the use of any benchmarks in future filings in response to this comment.

6.	We note the disclosure that the targets used in your bonus and incentive compensation for 2007 are confidential. Considering your financial results for 2007 are disclosed, it is not clear how disclosure of the targets in 2007 would cause competitive harm for the company. Please advise. Otherwise, in subsequent filings, please discuss specific targets or formulas used to determine the level of bonuses and incentives paid to your officers.

The Company will include a discussion of specific targets for bonus and incentive compensation in future filings in response to this comment.

*            *            *

As requested, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission

June 17, 2008

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (213) 687-5167 should you require further information.

Very truly yours,

/s/ Matthew Grazier
Matthew Grazier

cc:	Abdo Khoury

William Wagner

Howard Efron

Duc Dang

Tom Kluck